COMPANY:             FIRSTCOM CORPORATION
TICKER:              FCLX
EXCHANGE:            NASDAQ SMALL CAP MARKET

FORM TYPE:           425

DOCUMENT DATE:       JULY 27, 2000
FILING DATE:         JULY 27, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107
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For Further Information:

Lydia R. Rodriguez            Dan Lawler                 Leonardo Santiago
AT&T Latin America            AT&T Corp                  Brainerd Communicators
305-774-2368 (office)         908-221-2219 (office)      212-986-6667 (office)
305-613-6767 (cell)           888-602-5418 (pgr.)        santiago@braincomm.com
lrrodriguez@att.com           dplawler@att.com

               SPECIAL SHAREHOLDER MEETING OF FIRSTCOM CORPORATION
                          SET FOR AUGUST 28TH FOR VOTE
                       ON MERGER WITH AT&T LATIN AMERICA;
             FIRSTCOM TO INITIATE TENDER OFFER FOR ITS SENIOR NOTES

MIAMI - July 27, 2000 - AT&T Latin America Corp., a subsidiary of AT&T Corp., and FirstCom Corporation (NASDAQ: FCLX), which plan to merge, announced today that the registration statement filed by AT&T Latin America relating to the merger has been declared effective by the Securities and Exchange Commission and the FirstCom special shareholders' meeting to vote on their planned merger was set for August 28, 2000. FirstCom expects to mail the proxy statement on or around this Friday, July 28th. The parties have therefore extended the outside date under the merger agreement for completion of the merger to August 31, 2000.

"I would like to thank our shareholders for their patience throughout this process and welcome their support to become the initial public shareholders of AT&T Latin America," stated Patricio E. Northland, Chairman and CEO of FirstCom. "Following approval of the merger by FirstCom shareholders and completion of the merger, each FirstCom common share will convert into a Class A common share of AT&T Latin America and trade on the NASDAQ National Market System under the symbol, "ATTL".

In connection with the merger, FirstCom will initiate a tender offer to the holders of its senior notes, subject to completion of the merger. The tender offer will be financed through the purchase by a subsidiary of AT&T Corp. of preferred stock in AT&T Latin America.

                                     - more -

John Haigh, President of AT&T's International Ventures Organization stated, "We have now leaped one of the final hurdles in the merger process. AT&T is very excited to have the FirstCom shareholders and its management join the AT&T Latin America team. Once we have closed the merger, AT&T Latin America can focus all of its energy and resources on executing its business plan and aggressively growing its operations in Latin America."

About AT&T Corp.

         AT&T Corp (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs, the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

About FirstCom Corporation

         FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38MM and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America and FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the definitive proxy statement described below, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

         In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134,
Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

         The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Information concerning the directors is set forth in the Definitive Proxy Statement filed with the SEC.

         This announcement is not an offer to purchase or solicitation of an offer to purchase or a solicitation of consent with respect to any Senior Notes.

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